August 11, 2016

Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
Office of Consumer Products
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	DCP Midstream Partners, LP Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 25, 2016 File No. 01-32678 SEC Comment Letter dated August 2, 2016
Dear Ms. Thompson:
Set forth below are the responses of DCP Midstream Partners, LP, a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”), to supplemental comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 2, 2016, with respect to the review of the Partnership’s Form 10-K for the fiscal year ended December 31, 2015 (File No. 01-32678) filed with the Commission on February 25, 2016 (the “2015 Form 10-K”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

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Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 53

1.
We note your response to comment 1 and your statement, “Of the Partnership’s top 20 producer customers 50% are investment grade and 50% are non-investment grade.” Please revise your future disclosure to provide the percentage of your top producer customers that are non-investment grade.

Response: Based on the above comment we have modified the disclosure in the Overview section of our MD&A for our Form 10-Q filed with the SEC on August 4, 2016 to add the following language:
"Although we have seen a number of recent bankruptcies by producers, we believe our contract structure with our producers protects us from a credit perspective since we generally hold the product, sell it and withhold our fees prior to remittance of payments to the producer. Currently our top 20 producers account for a majority of the total natural gas that we gather and process

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
August 11, 2016

and of these top 20 producers, approximately half are investment grade and half are not investment grade."
Results of Operations – Natural Gas Services Segment

Year Ended December 31, 2015 vs. Year Ended December 31, 2014, page 70

2.
We note your response to comment 5. It would appear the current 25 year recovery threshold you use to assess whether a triggering event has occurred relies on actual EBITDA results and does not consider the potential for a reduction in EBITDA associated with changing commodity prices or volumes. Please explain to us why this measure is appropriate to use especially in light of the current business environment under which you operate. In doing so, tell us in further detail how often management evaluates significant changes in forward looking assumptions in determining whether or not an asset might be impaired. Please also address the following:

•	Tell us in further detail how you apply the qualitative factors under ASC 360-10-35-21 and explain to us the circumstances that might lead you to conclude a triggering event has occurred.

•
Tell us how you concluded the reduction in volume and decreased commodity prices in the Southeast Texas Asset Group was not a long-term trend. Also, tell us whether volumes have recovered to date and how you are assessing any continued declines in volumes to date. If volumes have not recovered, then explain to us at what point you would conclude a triggering event has occurred.

•
We note your Eagle Ford Asset Group exceeded the 25 year recovery threshold. Further, we note that the majority of the decline in EBITDA during the period was directly related to decreasing commodity prices, lower sales volumes and overall decreased throughput, and unfavorable customer-contracts. Please tell us how you concluded these unfavorable circumstances would not continue for the long-term. Please explain in detail how you determine whether significant changes are temporary or long-term in nature. In doing so, describe the frequency and/or events that cause you to re-assess such assumptions in determining whether or not an asset might be impaired. Additionally, tell us how your current EBITDA results compare to your previous forecasts and whether there have been revisions in existing forecasts to date. Lastly, tell us how your EBITDA forecast compared to your actual results at the time of filing your Form 10-K.

Response: We perform an evaluation for triggering events on at least a quarterly basis considering many factors that could indicate an asset group’s carrying value may not be recoverable. As disclosed in footnote 2 in our 2015 10-K, as part of our assessments for potential impairment of our long-lived assets, we evaluate the qualitative factors within ASC 360-10-35-21 as well as other qualitative factors not listed under ASC 360-10-35-21 that are unique to our business. These other factors unique to our business include current volumes being processed in relation to our forecast and historical results, knowledge of the producers’ current and future operations that our systems serve based on discussions with those producers, industry information regarding drilling in the areas where our assets are located, the existence of reserves that are

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
August 11, 2016

economically recoverable currently and based on forecasted conditions, our ability to utilize the components of our physical assets to generate efficiencies which may include strategic sales of certain components, operating cost saving measures and contract adjustments with producers when warranted, along with our expectation of future pricing and what impact that will have on producers in our operating areas. In evaluating these factors we consider both internal and external information such as publicly available information related to producers, rig counts and drilling information, industry publications, media reports, and internally developed models and reports, among others. We incorporate both negative and positive evidence into our assessment. These factors are consistent with other forward-looking information prepared by the Partnership, such as that used for internal budgets, discussions with lenders or third parties, reporting to management, etc. Thus, the mix of quantitative and qualitative information that we evaluate includes both current operating data as well as our projections of future results.

As noted and described in our previous response to the Staff, one of the factors that we utilize as part of our assessment is the quantitative metric of years-to-recover (the “YTR”). We use this YTR metric as a guide for where our attention should be focused for further evaluation that may identify those asset groups that have a lower level of current cash flows in relation to the remaining carrying value of the respective asset group. However, the YTR is not the determining factor as there could be circumstances where (for example) an asset group may have a low YTR but there are other factors present that would warrant further consideration as to whether a triggering event has occurred. However, we have found that the YTR does provide a reasonable guide for where our attention should be focused for further evaluation using facts and circumstances specific to the applicable asset group.

To clarify our original response to comment 5, we calculate our YTR metric as the carrying value of the respective asset group divided by that asset group’s EBITDA (as a proxy for cash flows), based on the actual EBITDA as of the date of our review plus the forecast for the remainder of the year. To provide an example for the Staff, for the second quarter we calculate EBITDA for the YTR metric as five months of EBITDA actuals1 plus seven months of forecasted EBITDA. Specific to our YTR calculation at year end, we compare current year actual results to the forecast for the following year.

Regarding the frequency of management’s evaluation of current and forward looking assumptions within our assessment of potential impairment indicators, management evaluates the effectiveness of cost saving measures and price and volume assumptions, amongst other assumptions as noted above, on a regular basis when evaluating the results of the business in order to prepare these forecasts and other forward-looking information. The frequency will vary based on the volatility that management observes in the market. Therefore, as a result of the volatile commodity environment, management has been evaluating the assumptions in our forecasts on a more frequent basis.

1 The midstream industry operates on a one-month lag with respect to when information is available for the production and processing of natural gas. This lag does not impact our external reporting process, as updated production and processing numbers (“actuals”) are known in advance of our financial statement issuance and reflected therein. However, as of the date of our assessment for potential impairment of our long-lived assets, the latest information available is actuals from the previous month. Accordingly, our second quarter assessment (the example provided to the Staff) would include actuals for the month of May.

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
August 11, 2016

Our 2016 EBITDA forecast as of December 31, 2015, included the following key assumptions: 1) increases in price and decreases in volume, 2) favorable contract renegotiations, with the goal of moving toward approximately 80% fee-based agreements by 2017, and 3) continued favorable cost management measures. As of our updated forecast in May 2016, even though our updated volume forecasts have been slightly lower than originally projected, we have seen an increase in price over our year-end projections and a decrease in operating costs based on the cost management measures successfully implemented by management. We continue to focus our contract renegotiations with our 2017 goal in mind and observed positive impacts from contract adjustments within our Eagle Ford assets, as discussed further below. With this updated forecast, management notes that our long-lived assets will be able to remain profitable in this volatile environment.

Based on the totality of these factors, as originally described and noted in our previous response to the Staff, management assessed that there was no triggering event leading to an impairment of our long-lived assets at year-end. A hypothetical set of circumstances that might lead management to conclude a triggering event has occurred could be a mix of internal and external factors, such as those noted above, that indicate an expected decline in future EBITDA to a level that will not support sufficiently positive cash flow of the asset group and the inability of the asset group to respond in a reasonable time frame to actions taken by management such as contract adjustments or asset operating adjustments (i.e. cost management measures). For example, during the second quarter of 2016 management determined that a triggering event had occurred for an investment in an unconsolidated affiliate due to decreased volumes related to the investment as a result of asset rationalization efforts in the area during the period. A fair-value model was prepared due to this triggering event and it was determined that the investment was impaired.

In our initial response to comment 5, for the Southeast Texas asset group, we noted the decline in EBITDA was primarily related to decreasing commodity prices, with additional sensitivity to volume decreases due to a reduction in the amount of gas transported along this system. Based on our year-end assessment of historical and forecasted volume data for this area our 2016 forecast projected a decrease in volumes. However, after reviewing the positive indicators from cost management measures implemented in the area and the forward price curves, we concluded that even with forecasted reductions in volume this asset group was projected to produce sufficient positive EBITDA and therefore this combination of factors was not a triggering event for preparation of an undiscounted cash flow test. Subsequent to our year end assessment, commodity prices have increased to levels above our year-end forecast and we continue to see decreasing operating costs due to our cost management measures. The overall production demand for the area (e.g. rig count and producer budget discussions) continues to decrease. Although volumes in the area are projected to continue decreasing to levels below our original 2016 forecast amounts the increases in price and cost savings continue to generate sufficient EBITDA to support our year-end conclusion and our conclusions within the first two quarters of 2016 that no triggering events have occurred for the asset group. If volume and price, among other factors, result in a decline in EBITDA to the extent that the asset group is not generating or forecasting to generate sufficient cash flows we would conclude a triggering event has occurred.

In our initial response to comment 5, for the Eagle Ford asset group, we noted the decline in EBITDA was primarily related to decreasing commodity prices, lower volumes and overall decreased throughput, and unfavorable customer-contracts. Based on our year-end assessment of the historical and forecasted volume data for this area our 2016 forecast projected a decrease in

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
August 11, 2016

volumes. We also observed that as of year-end we were unable to show positive contract negotiation and adjustments specific to this area. However, after reviewing the positive indicators from cost management measures implemented in the area and the forward price curves, we concluded that even with forecasted reductions in volume this asset group was projected to produce sufficient positive EBITDA and therefore this combination of factors was not a triggering event for preparation of an undiscounted cash flow test. Subsequent to our year end assessment, commodity prices have increased to levels above our year-end forecast and we continue to see decreasing costs due to our cost management measures. The production demand for the area is projected to increase, based on forecasted spend and rig count projections released by producers in the area, which has also increased the activity and results of our contract negotiations and adjustments specific to this area during the first half of 2016. However, due to the expected timing of these producer projections, our volumes are projected to continue decreasing to levels below our original and updated 2016 forecasts for the remainder of the year and are expected to reflect these producer projections within fiscal years 2017 and 2018. The net result of these combined factors is the continued generation of sufficient EBITDA to support our year-end conclusion and our conclusions within the first two quarters of 2016 that no triggering events occurred for the asset group. The annual EBITDA forecast is updated monthly to include internal and external factors and this results in a forecast that is our best estimate at the time we make our triggering event assessment.

Liquidity and Capital Resources
Year Ended December 31, 2015 vs. Year Ended December 31, 2014
Critical Accounting Policies and Estimates
Impairment of Long-Lived Assets, page 84

3.
We have read your response to comment 7. We reissue the portion of the previous comment related to your consideration of defining a “prolonged period” of lower commodity prices in your critical accounting policy on impairment of long-lived assets. Lower commodity prices appear to be a critical assumption and you have asserted to us in your response to comment 9 that certain asset groups within your Natural Gas Services segment showed trending (higher) years to recovery over the last few reporting periods and the trend was primarily due to decreased commodity prices resulting in lower-than-expected EBITDA for these asset groups. Please advise us.

Response: We acknowledge the Staff’s comment and will modify our critical accounting policy for long-lived assets in future filings as follows:
"Using the impairment review methodology described herein, we have not recorded any impairment charges on long-lived assets during the year ended December 31, 2015. If actual results are not consistent with our assumptions and estimates or our assumptions and estimates change due to new information, we may be exposed to an impairment charge. ~~A prolonged period~~ If our forecast indicates lower commodity prices in future periods at a level and duration that results in producers curtailing or redirecting drilling in areas where we operate this may adversely affect our estimate of future operating results, which could result in future impairment due to the potential impact on our operations and cash flows."

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
August 11, 2016

4.
We have read your response to comment 9. We note that your Eagle Ford Asset Group exceeded your recovery threshold of 25 years. Explain to us in further detail how you concluded additional disclosure about the Eagle Ford Asset Group was not warranted in light of the recovery period exceeding 25 years in your preliminary recovery assessment.

Response: As noted in our response to comment 2 above, our YTR metric is one of many quantitative and qualitative measures used to determine if there are factors present that would warrant further consideration as to whether a triggering event has occurred for the asset group. Our fourth quarter asset impairment review was the first period in which the Eagle Ford Asset Group exceeded 25 years and it exceeded the 25 year threshold by less than one year. We determined that there had not been a triggering event based on sufficiently positive EBITDA and other qualitative factors noted in comment 2 above and therefore we did not disclose additional information around this asset group. If we were to conclude these assets were at risk of impairment in future periods we would provide additional disclosure in future filings.

5.
We have read your response to comment 10. Please consider disclosing in further detail the recovery assessment you perform such that an investor can fully understand how you preliminarily assess an asset for impairment. Please also consider providing more information with regard to the assumptions that are part of your undiscounted cash flow projections. In this regard, we note your statement, “In the event we need to develop an estimate of future cash flows, one of the assumptions that results in a higher sensitivity to the output is the expectation of commodity prices for which we internally develop forward price curves based on numerous external sources.” Please tell us how you considered disclosing any trend information regarding forward pricing to assist your investors in assessing the likelihood of future impairments.

Response: We refer the Staff to pages 102 and 103 in Note 2. Summary of Significant Accounting Policies of the 2015 Form 10-K which describes the factors we evaluate to determine if a triggering event has occurred. We believe that further disclosure regarding the recovery assessment we use beyond the additional disclosure we will include per our response to the Staff’s previous comment 10, may lead investors to believe that this is the primary or only factor used to determine whether a triggering event has occurred rather than a guide that provides management with a population that may require a more detailed analysis. As described in our response to comment 2 above, we evaluate many qualitative and quantitative factors in making this determination in addition to the recovery assessment.

With respect to providing more information on to our undiscounted cash flow assumptions, we will modify our critical accounting policy for impairment of long-lived assets in future filings as follows:

"Judgments and Uncertainties
Our impairment analyses require management to apply judgment in estimating future cash flows as well as asset fair values, including forecasting useful lives of the assets, future commodity prices, volumes, and operating costs, assessing the probability of different outcomes, and selecting the discount rate that reflects the risk inherent in future cash flows. If the carrying value is not recoverable, we assess the fair value of long-lived assets using commonly accepted

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
August 11, 2016

techniques, and may use more than one method, including, but not limited to, recent third party comparable sales and discounted cash flow models."

We acknowledge the risk of future impairments that could occur if lower commodity prices lead to projected negative cash flows in Item 1A. Risk Factors on page 26 of our 2015 Form 10-K. Commodity price risk and our efforts to manage this risk are further described in Item 7A. Quantitative and Qualitative Disclosures about Market Risk. Further, forward price curves are available from the same or similar independent sources that we used to develop our forward price curves. The Partnership will continue to monitor commodity price trends and update our disclosures regularly each reporting period.

Consolidated Statements of Operations, page 94

6.
We note your response to comment 11 indicates that some costs and expenses related to sales and revenues are included within operating and maintenance expense. Please clearly disclose within Note 2. Summary of Significant Accounting Policies or another appropriate place the types of costs that you classify in the line item “Purchases of natural gas, propane and NGLs” and the types of costs that you classify in the line item “Operating and maintenance expense.”

Response: We acknowledge the Staff’s comment and note that in future filings we intend to disclose the types of costs in the line item “Purchases of natural gas, propane and NGLs” within Note 2. Summary of Significant Accounting Policies as follows:

"Purchases of natural gas, propane and NGLs – Purchases of natural gas and NGLs represent physical purchases from suppliers. We purchase propane from natural gas processing plants and fractionation facilities, and crude oil refineries."

The types of costs classified in “Operating and maintenance expense” are described on page 64 in Item 7 of the 2015 Form 10-K. We considered expanding our significant accounting policies but determined that since this information is already disclosed in Item 7 and this presentation does not represent a significant accounting policy, Item 7 was the most appropriate location for this disclosure.

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We formally acknowledge that:

•	The adequacy and accuracy of the disclosure in the 2015 Form 10-K is the responsibility of DCP Midstream Partners, LP.

•	Comments of the Staff or changes to disclosure in response to comments from the Staff do not foreclose the Commission from taking any action with respect to the 2015 Form10-K.

•
DCP Midstream Partners, LP may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
August 11, 2016

Please feel free to contact Mr. Michael S. Richards, Vice President and General Counsel, who can be reached at (303) 633-2912, if you should have any questions regarding the responses contained herein.

Very truly yours,

DCP Midstream Partners, LP

By: DCP Midstream GP, LP, its general partner

By: DCP Midstream GP, LLC, its general partner

By: /s/ Sean P. O'Brien
Name: Sean P. O'Brien
Title: Group Vice President and Chief Financial Officer

cc:
Robert Babula, Commission Staff Accountant
Elizabeth Sellars, Commission Staff Accountant
Michael S. Richards, DCP Midstream Partners, LP
Lucy Schlauch Stark, Holland & Hart LLP